INVEST IN **MYEDMEDS**

We're a nationwide low-cost platform for online Erectile Dysfunction medication



Highlights

Highlights

1. Doctors and pharmacy fulfillment partner licensed and certified in all 50 states and D.C.
2. Long-term deal with industry-leading fulfillment partner ensuring reliable and scalable distribution.
3. $540K prior investor base includes several prominent, experienced business leaders.
4. Huge opportunity in the growing $3.8 billion dollar Erectile Dysfunction medication market.
5. Founded, owned and led by pharmacy professionals with more than 60 years combined experience.
6. Poised to capitalize on the explosive growth of telemedicine by becoming a full telehealth platform experience.

6. Poised to capitalize on the explosive growth of telemedicine by becoming a full telehealth platform.

7. Investors that are also ED medication users won't pay more than $1 per pill for ED meds.
8. Ambassador/affiliate program to potentially yield investment income during growth phase of company.

Our Team



Louis Scerbo

A licensed pharmacist and pharmacy owner with 35 years of experience whose passion and visionary spirit has brought myEDmeds.com to life.

> Given our collective experience in the pharmacy and health insurance industry since 1986, we can confidently say that this industry has been shrouded by lack of transparency, and we want to change that. Everyone should have access to transparent pricing and affordable medication!



Ryan Lombardi



Leads interdisciplinary marketing including content marketing, UI/UX, design and customer acquisition. Ryan is a full-stack marketer who successfully combines analytical and behavioral acumen.



Dr. Rich Maenza

As the Medical Director for myEDMeds.com, Rich directly oversees the process patients take when being diagnosed and prescribed medications and led the development of the algorithm used to determine which clients are appropriate for prescription.



James Hopkins III

Instrumental in managing primary server and back-end development. A self-taught back-end software developer, Jim is also CEO of Hopkins Software Solutions.



Chris Daubert

Lives to "turn dreams into working code." Chris brings 20 years of experience (last 8 exclusively in health care) as a full-stack front end developer.



Mark Zilner

Responsible for distribution and fulfillment. A registered pharmacist himself, Mark owns one of the nation's largest family-owned pharmacy distribution centers and has built three additional subsidiaries in the healthcare space.

Pitch


myEDmeds
Online treatment for Erectile Dysfunction
We are guys dedicated to helping guys rise to the challenge.
As we see it, there's too much stress in the world and way too many hoops to jump through. Sex should be fun, right? So we want to eliminate the barriers that keep regular guys from benefiting from safe, proven erectile dysfunction medications. Because when it comes to sex, the only person you should have to go face-to-face with is your partner. The only thing more satisfying is owning a piece of the action.
MISSION


myEDmeds
Online treatment for Erectile Dysfunction
The global Erectile Dysfunction prescription category is $3.2 billion and growing.
The category had been dominated until recently by large pharmaceutical players and advertised brands such as Viagra (sildenafil citrate), Cialis (tadalafil), and Levitra/Staxyn (vardenafil).
Manufacturers have ceased making these drugs under those brand names, and now only produce generics. Companies such as Hims and Roman have blazed the trail by locking customers into subscriptions. They've been successful but have neglected an enormous audience of men who don't want to be locked into higher-priced medications and long-term commitments.
With myEDmeds, men finally have a value-based option to get the E.D. meds of their choice without long-term commitment.
SITUATION

myEDmeds
Online treatment for Erectile Dysfunction

Since marketing support began in Q1/2021, we have achieved sales growth of more than 90% month-over-month through June, with nearly a third of our clients ordering at least 1 refill in that time span.

Satisfied customers mean repeat purchases and overall sales volume with minimal acquisition costs.

By raising maximum investment, we're targeting a monthly run rate of $450,000 within 18 months.



INITIAL SUCCESS

myEDmeds
Online treatment for Erectile Dysfunction

$540,000 initial launch capital
Raised from 25+ accredited investors via a private offering memorandum.

Initial funding valuation of company: $2,000,000

Seeking new investment to:
- Achieve 10,000 unique customers by Q4/2022
- Generate $5,000,000 run rate in 18 months
- Scale platform portfolio to include additional health needs by Q2/2023

How Net Funds will be used:
- 5% Management
- 20% Technology Development
- 50% Customer Acquisition
- 10% Provider Network Expansion
- 5% SG&A Expense
- 10% Misc.



20%
50%
10%
5%
5%
10%

A minimum investment of $100 puts you in a growth position.

FUNDING

myEDmeds
Online treatment for Erectile Dysfunction

On a mission to be a total health platform.

The opportunity for growth beyond direct-to-patient E.D meds is enormous.

With the decline of brick-and-mortar healthcare providers, we are poised to take advantage of the growing telehealth marketplace. This round of funding will provide the capital to take advantage of our existing physician network and distribution capacity to create exponential growth potential for our investors.

Own your piece of the future of healthcare.



THE FUTURE

myEDmeds
Online treatment for Erectile Dysfunction

As an investor, you will enjoy HUGE SAVINGS on prescribed E.D. medications of your choice.

Sildenafil 20mg

Investment Level		Number of Pills per Prescription #30	#60	#90
Current Site Pricing		$1.50	$1.40	$1.20
$100	→	$1.00 33.33%	$0.95 32.14%	$0.90 25%
$250	→	$0.95 40%	$0.90 39.29%	$0.85 33.33%
$1000	→	$0.85 46.67%	$0.80 46.43%	$0.75 41.67%
$10,000+	→	$0.70 53.33%	$0.65 53.57%	$0.60 50%

Tadalafil 5mg

Investment Level		Number of Pills per Prescription #30	#60	#90
Current Site Pricing		$1.70	$1.60	$1.50
$100	→	$1.00 41.18%	$0.95 40.63%	$0.90 40%
$250	→	$0.95 44.12%	$0.90 43.75%	$0.85 43.33%
$1000	→	$0.90 47.06%	$0.85 46.88%	$0.80 46.67%
$10,000+	→	$0.85 50%	$0.80 50%	$0.75 50%

Prices are subject to change at any time without notice to investors. Such changes do NOT require investor approval.
GUARANTEED discount off is minimum discount for investors relative to website pricing for non-investors.
GUARANTEED discount off is guaranteed for a minimum period of 36 months from date of investment.

INVESTOR PREFERENTIAL PRICING

myEDmeds
Online treatment for Erectile Dysfunction

Investors can earn passive income through our affiliate marketer program.

- Once registered, you'll receive a personal discount code for you to share with new customers
- First-time customers receive a special discount on initial purchase
- On all purchases made with the code, you as the investor will earn a 15% commission on the cost of each medication which will be paid quarterly
- Highest annual commission earner will receive a $1,000 bonus
- Investment at any level is eligible to participate in Affiliate Program



The affiliate is subject to such rules as the Company may establish from time-to-time. The Company reserves the right to amend or terminate the Affiliate Program at any time and for any reason.

AFFILIATE PROGRAM

myEDmeds
Online treatment for Erectile Dysfunction



Mark Zilner/COO of Pharmacy Fulfillment Partner
- Registered pharmacist with 40 years of experience
- Owns one of the nation's largest family-owned pharmacy distribution centers
- In addition to directly overseeing operations, has built 3 additional subsidiaries in the health space

Ryan Lombardi/Chief Experience Officer
- Proficient full-stack marketer with 6+ years of experience
- Combines design and tech background to lead marketing, UI/UX, and strategy

Lou Scerbo Founder/President
- 35 years of health care and pharmacy experience
- Licensed pharmacist and pharmacy owner
- Built a nationwide doctor and pharmacy network enabling myEDmeds to achieve initial success

TEAM myEDmeds